SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  November 7, 2005

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	PBT2 Demonstrates Safety in Phase I Human Trial

PBT2 Demonstrates Safety in Phase I Human Trial

Melbourne, Australia - November 7, 2005: Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT), today announced the successful completion of a Phase I trial with its lead compound, PBT2, under development as a therapy for Alzheimer’s Disease.

The double blind, placebo-controlled single dose escalation study, conducted at a facility in Utrecht, The Netherlands on 55 healthy, male volunteers between the ages of 18 and 50, was designed to evaluate the safety, tolerability and pharmacokinetics of PBT2.

Data from the study showed PBT2 was well tolerated with little difference in the incidence of adverse events between those receiving PBT2 and those receiving the placebo. In addition, the pharmacokinetic analysis demonstrated that the drug exposure increased predictably and in a linear manner, both of which are excellent characteristics for a central nervous system (CNS) drug. Concurrent pre-clinical findings also firmly indicated that PBT2 passes into the brain with more than 20 times greater efficiency than did its predecessor, PBT1.

“The clinical and pre-clinical results to date are compelling,” said Ross Murdoch, Chief Operating Officer. “The trials confirm our laboratory studies showing that PBT2 has great potential for the treatment of Alzheimer’s Disease, which currently affects 4.5 million people in the US and more than 14 million people worldwide.”

Prana scientists discovered a common interaction of metals and proteins leading to oxidative damage to the brain that is characteristic of patients with Alzheimer’s Disease, Parkinson’s Disease and other neurodegenerative disorders. MPAC’s (Metal Protein Attenuating Compounds) target abnormal protein-metal interactions preserving normal metal biochemistry.

“Prana MPAC’s, of which PBT2 is the lead compound, take advantage of novel insights into the role of metals and oxidation as the cause of Alzheimer’s Disease, and may be the first ‘plaque busting’ drugs,” added Geoffrey Kempler, Executive Chairman and CEO. “The early results Prana has observed in the trials of PBT2 are extremely exciting and give hope to the battle against Alzheimer’s Disease”.

Looking Ahead

Prana has nearly completed a multi-dose escalation safety clinical trial of PBT2 in elderly, healthy, male and female volunteers, having completed three out of four stages of dose escalation. The company anticipates completing the final dosing stage in December this year. In addition, the chronic toxicology studies and GMP manufacturing development required for Phase II and Phase III clinical studies are underway concurrently.

Prana already has support for PBT2's efficacy via its original ‘proof of concept’ drug, PBT1. (PBT1 demonstrated benefit for Alzheimer’s Disease patients compared to placebo in a Phase II study.) PBT2 is a related derivative of PBT1, they are both 8-hydroxyquinolines, but was designed specifically for greater safety, efficacy and brain penetration.

“Given the existing pre-clinical and human clinical performance of PBT2 to date, we hold very high expectations for the drug in Phase II trials,” concluded Mr. Kempler.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into Alzheimer's disease and other major age-related degenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including the University of Melbourne and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, discovered Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

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Contacts:

Investor Relations	Media Relations

Kathy Price The Global Consulting Group T: 646-284-9430 E: kprice@hfgcg.com	Ivette Almeida The Global Consulting Group T: 646-284-9455 E: ialmeida@hfgcg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date:  November 7, 2005